Exhibit 99.1

PRESS RELEASE

Loblaw to Sell Its Gas Station Business to Brookfield Business Partners

Gas stations to be rebranded to introduce the Mobil fuel brand in Canada

Brampton and Toronto, ON – (CNW/Marketwired) – April 19, 2017 – Loblaw Companies Limited (TSX: L) ("Loblaw") and Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) ("Brookfield Business Partners") announced today that they have entered into a definitive agreement whereby Brookfield Business Partners, and its institutional partners, will acquire 100 per cent of Loblaw's gas station operations. The gas station network is one of the largest in Canada and includes 213 retail gas stations and associated convenience kiosks adjacent to Loblaw-owned grocery stores across the country.

The transaction provides for a purchase price of approximately C$540 million. Completion of the transaction remains subject to customary closing conditions and is expected to occur in the third quarter of 2017.

Brookfield is entering into an agreement with Imperial Oil to rebrand the gas station portfolio to the Mobil fuel brand. This will mark the introduction of the Mobil fuel brand in Canada, building on its profile as a premier service station brand in the U.S. with deep presence across key markets.

The gas stations will continue to offer Loblaw's industry-leading PC Plus loyalty program, thereby combining the loyalty proposition that customers associate with Loblaw with the high quality gas station offering that customers in other markets have come to expect from the Mobil brand.

"In Brookfield we have a strategic partner with an experienced management team and a strong business track record," said Sarah Davis, President, Loblaw Companies Limited. "They are committed to preserving and growing the elements of the business that matter most to our customers – high quality fuel service and convenience along with PC Plus loyalty benefits. This is a positive outcome for our customers, our gas station operators, and our company."

"Our investment in Loblaw's leading portfolio of gas stations presents an opportunity to own a business with significant scale, strong customer loyalty, and compelling opportunities for further growth," said Cyrus Madon, CEO of Brookfield Business Partners. "This transaction aligns with our strategy of owning and adding value to high quality businesses with solid long-term fundamentals in sectors we know well. We look forward to working with Loblaw to enhance and grow the current network of gas stations."

Loblaw expects to use the proceeds for general corporate activities.

RBC Capital Markets is acting as financial advisor to Loblaw. Scotiabank is acting as financial advisor to Brookfield Business Partners.

About Loblaw Companies Limited (TSX: L)
Loblaw Companies Limited is Canada's food and pharmacy leader, the nation's largest retailer, and the majority unitholder of Choice Properties Real Estate Investment Trust. Loblaw provides Canadians with grocery, pharmacy, health and beauty, apparel, general merchandise, banking, and wireless mobile products and services. Through the PC Plus™ loyalty program, millions of Canadians are rewarded for shopping at Loblaw's grocery stores and gas station network.

With more than 2,300 corporate, franchised and Associate-owned locations, Loblaw, its franchisees, and Associate owners employ approximately 198,000 full- and part-time employees, making it one of Canada's largest private sector employers.

About Brookfield Business Partners LP (NYSE: BBU; TSX: BBU.UN)
Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Media:	Investors:
Loblaw:	Loblaw:
Loblaw Public Relations	Sophia Bisoukis
pr@loblaw.ca	905-861-2436 x613267
investor@loblaw.ca

Brookfield:	Brookfield:
Claire Holland	Gwyn Hemme
Tel: (416) 369-8236	Tel: (416) 359-8632
claire.holland@brookfield.com	gwyn.hemme@brookfield.com

Loblaw cautionary statement regarding forward-looking statements and information: This Press Release contains forward-looking statements about Loblaw's objectives, plans, goals and aspirations. Forward-looking statements in this Press Release include statements relating to Loblaw's planned divesture of its gas bar business and its use of proceeds.  These forward-looking statements reflect Loblaw's current beliefs and assumptions, which are based on management's perception of current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. Loblaw's beliefs and assumptions are inherently subject to uncertainties and contingencies regarding future events and as such, are subject to change. Numerous risks and uncertainties, including risks and uncertainties not presently known to Loblaw, could cause Loblaw's actual plans, as described in this Press Release, to differ materially from those expressed in the forward-looking statements, including, but not limited to, the parties' ability to obtain required regulatory approvals and to satisfy conditions to closing, Loblaw's ability to effectively manage its loyalty program, and changes in economic conditions, including changes in fuel prices. Loblaw can give no assurance that such beliefs and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Loblaw's expectations only as of the date of this Press Release. Loblaw disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Business Partners cautionary statement regarding forward-looking statements and information: This Press Release contains "forward-looking information" for Brookfield Business Partners within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. This Press Release contains words and expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein, and the anticipated timing thereof, and the future performance and operation of the acquired business and growth initiatives relating thereto, including a rebranding of the business.  Although Brookfield Business Partners believes that the forward-looking statements it makes are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this Press Release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this Press Release are detailed in our documents filed with the securities regulators in Canada and the United States. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Brookfield Business Partners' forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.